

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Brian Kabot
Chief Executive Officer
Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd.
Venice, CA 90291

> **Re: Stable Road Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed July 16, 2021**
> **File No. 333-249787**

Dear Mr. Kabot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-4

General

1. We note your disclosure about the Settlement Agreement. Please revise to provide additional detail about the facts involved in the Settlement Agreement and discussed in the SEC's Order in Administrative Proceeding 3-20393, including disclosure that addresses the specific misrepresentations of material fact and misleading omissions about Momentus's technology and the U.S. Government's national security concerns.

Consolidated Financial Statements
Stable Road Acquisition Corp.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 10. Subsequent Events, page F-21

2.   We note your subsequent events footnotes on page F-21 and F-46. Please tell us the date through which subsequent events have been evaluated for the interim financial statement period ended March 31, 2021 and the annual financial statements ended as of December 31, 2020. Please also tell us whether you consider the inclusion of these financial statements in the Form S-4 as a reissuance of financial statements under ASC 855-10-25-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore, Staff Accountant, at 202-551-3777 or Mark Rakip, Accounting Branch Chief, at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas Gessner